Exhibit

Exhibit Description

99.1	Announcement on 2011/12/27: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2012/01/02: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2012/01/03: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2012/01/04: To announce related materials on disposal of SandForce, Inc. on behalf of UMC Capital Corporation

99.5	Announcement on 2012/01/04: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2012/01/04: To announce repurchased and cancelled Zero Coupon Convertible Bonds due 2016

99.7	Announcement on 2012/01/06: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2012/01/09: December Revenue

99.9	Announcement on 2012/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/12/16~2011/12/27
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $1,414,434,340 NTD; total transaction price: $1,414,434,340 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): AGILENT TECHNOLOGIES SINGAPORE; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/12/23~2012/01/02
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $662,770,350 NTD; total transaction price: $662,770,350 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2012/01/02~2012/01/03
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $1,029,331,500 NTD; total transaction price: $1,029,331,500 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on disposal of SandForce, Inc. on behalf of UMC Capital Corporation

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):preferred shares and common shares of SandForce, Inc.

2.Date of occurrence of the event:2012/01/04

3.Volume, unit price, and total monetary amount of the transaction:

volume:preferred shares: 1,883,764 shares;common shares:110,631 shares unit price:US$ 8.62107;total amount:US$ 17,193,809.36

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):LSI Corporation;none

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N.A.

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of cquisition and disposal by the related person and the person’s relationship to the company at those times:N.A.

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N.A.

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

profit US$ 12,335,084.91

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

US$ 15,474,428.43 of merger consideration paid on the closing date,

US$ 1,719,380.93 paid 12 months following the closing date after deducting indemnification claims, if any

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

according to the merger agreement signed by SandForce, Inc. and LSI Corporation decision-making department:The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:0 ;amount US$ 0 ; shareholding percentage: 0%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:110.32%, 110.76%, USD30,161,710

13.Broker and broker’s fee:none

14.Concrete purpose or use of the acquisition or disposition:investment gain

15.Net worth per share of company underlying securities acquired or disposed of:

NT$ 24.33 (US$ 0.8047)

16.Do the directors have any objection to the present transaction?:no

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:

no

18.Any other matters that need to be specified:

the investee, SandForce, Inc. is acquired by LSI Corporation in cash as LSI’s wholly owned subsidiary

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/12/28~2012/01/04
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $975,118,288 NTD; total transaction price: $975,118,288 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.6

To announce repurchased and cancelled Zero Coupon Convertible Bonds due 2016

1.Date of occurrence of the event:2012/01/05

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

During the fourth quarter of 2011, the Company has repurchased US$34 million principal amount of Bonds and has cancelled such repurchased Bonds.

6.Countermeasures:N/A

7.Any other matters that need to be specified:N/A

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2012/01/05~2012/01/06
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $816,210,000 NTD; total transaction price: $816,210,000 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.8

January 9, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes%
December	Invoice amount	6,452,353	7,219,060	-766,707-10.62%
2011 year to date	Invoice amount	80,103,632	86,519,830	-6,416,198-7.42%
December	Net sales	8,104,902	10,178,453	-2,073,551-20.37%
2011 year to date	Net sales	105,879,723	120,430,736	-14,551,013-12.08%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Fair Value	0	0
Net Profit from Fair Value	-2,857	0
Written-off Trading Contracts	24,839,768	0
Realized profit (loss)	-140,618	0

Exhibit 99.9

United Microelectronics Corporation
For the month of December, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of November 30, 2011	Number of shares held as of December 30, 2011	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	November 30, 2011	December 30, 2011	Changes
—	—	—	—	—